Filed Pursuant to Rule 433

Registration Statement No. 333-140859

Supplementing the Preliminary Prospectus

Supplement dated August 4, 2009

(To Prospectus dated February 23, 2007)

FOR MORE INFORMATION

Bob Plishka

+1 989 638 2288

bplishka@dow.com

Dow Enhances Liquidity and Financial Flexibility,

Prices $2.75 Billion of Public Notes

Midland, MI – August 4, 2009 – The Dow Chemical Company (NYSE: DOW) today announced that it priced a $2.75 billion underwritten public offering of debt securities, including $250 million aggregate principal amount of floating rate notes due 2011, $1.25 billion aggregate principal amount of 4.85% notes due 2012, and $1.25 billion aggregate principal amount of 5.90% notes due 2015.

Dow intends to use the net proceeds of the offering to repay borrowings under the Company’s bridge loan, and for refinancing of other outstanding indebtedness. Borrowings under the bridge loan were incurred to pay a portion of the purchase price for Dow’s acquisition of Rohm and Haas Company.

Together with previously announced asset sales totaling $3.3 billion of gross proceeds (expected to be completed by year-end), today’s capital raising efforts will enable Dow to completely retire the outstanding balance of the bridge loan facility well ahead of its end-of-year commitment.

“Once again, investor confidence in Dow’s long-term strategic direction has been underscored with the completion of yet another oversubscribed debt offering,” said Andrew N. Liveris, chairman and chief executive officer. “When combined with proceeds from the asset sales we have already announced, this offering will enable us to fully pay down our bridge loan. It is further evidence of the Company’s commitment to enhancing liquidity and financial flexibility. At the same time, this provides us with more options in how we execute future non-core divestitures in order to further de-lever our balance sheet and free up capital for ongoing investments in our advanced materials, agricultural sciences and performance portfolios.”

The offering was made pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (SEC) and is expected to close on August 7, 2009. BofA Merrill Lynch, Citi, HSBC, and Morgan Stanley are acting as joint book-running managers for the offering.

Dow has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Investors should read the prospectus in that registration statement and other documents Dow has filed with the SEC for more complete information about Dow and the offering. These documents can be obtained for free by visiting the SEC website at www.sec.gov. Alternatively, copies can be obtained from: Banc of America Securities LLC, Attention: Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, New York 10001

(1-800-294-1322, e-mail address: dg.prospectus_distribution@bofasecurities.com); Citigroup Global Markets Inc., 140 58th Street, 8th Floor, Brooklyn, New York 11220 (1-877-858-5407); HSBC Securities (USA) Inc., Attention: Transaction Management Group, 452 Fifth Avenue, New York, New York 10018 (fax: 1-866-811-8049); Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, New York, New York 10014 (1-866-718-1649, email address: prospectus@morganstanley.com).

About Dow

Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in approximately 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. In 2008, Dow had annual sales of $57.5 billion and employed approximately 46,000 people worldwide. The Company has 150 manufacturing sites in 35 countries and produces approximately 3,300 products. On April 1, 2009, Dow acquired Rohm and Haas Company, a global specialty materials company with sales of $10 billion in 2008, 98 manufacturing sites in 30 countries and approximately 15,000 employees worldwide.

Note: This press release contains forward-looking statements that involve risks and uncertainties that may affect the Company’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company’s expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.